SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
535919203

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,925,953

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,925,953

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,925,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,278,176

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,278,176

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,278,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,200,429

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,200,429

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,200,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,165,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,165,278

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,165,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS

	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		23,165,278

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,165,278

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,165,278

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 8 of 12 Pages

Page 9 of 12 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 1, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 9, 2009, Dr. Rachesky entered into a letter agreement (the “Letter Agreement”) with the Issuer which provides that, among other things, the Issuer will name Dr. Rachesky to its slate of nominees for election to the Issuer’s Board of Directors at the Issuer’s 2009 Annual General Meeting of Shareholders (the “Annual Meeting”).

The Letter Agreement also provides, subject to certain terms and conditions, that (i) Dr. Rachesky and his affiliated entities (collectively, the “MHR Group”) that own, beneficially or of record, Common Shares as of the record date for the Annual Meeting will vote for the Issuer’s director nominees at the Annual Meeting, (ii) the Issuer will enter into a registration rights agreement with the MHR Group and (iii) in the event the Issuer enters into any agreement with any other person, or invites or receives a proposal, in either case which relates to the matters addressed by the Letter Agreement, and that has terms or conditions that are more favorable to such person or more restrictive to the Issuer than the terms or conditions set forth in the Letter Agreement or the registration rights agreement, then the Issuer will offer the MHR Group the opportunity to enter into an agreement on the same terms and conditions or, as the case may be, make a competing proposal which shall be considered by the Issuer in good faith before deciding whether to execute any other agreement.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement attached as Exhibit 1 to this Statement and incorporated into this Item 4 by reference.

Item 5.    Interest in Securities of the Issuer.

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-K for the fiscal year ended March 31, 2008, which disclosed that there were 117,032,091 Common Shares outstanding as of May 22, 2009.

(a) (i)  Master Account may be deemed to be the beneficial owner of 2,370,023 Common Shares held for its own account (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii)  Capital Partners (100) may be deemed to be the beneficial owner of 316,650 Common Shares held for its own account (approximately 0.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii)  Advisors may be deemed to be the beneficial owner of 2,686,673 Common Shares (approximately 2.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,370,023 Common Shares held for the account of Master Account and (B) 316,650 Common Shares held for the account of Capital Partners (100).

(iv)  Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 Common Shares held for its own account (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v)    Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 Common Shares held for its own account (approximately 5.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi)  Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 Common Shares (approximately 7.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).   This number consists of (A) 2,352,223 Common Shares held for the account of Institutional Partners II and (B) 5,925,953 Common Shares held for the account of Institutional Partners IIA.

(vii)  Institutional Partners III may be deemed to be the beneficial owner of 12,200,429 Common Shares held for its own account (approximately 10.4% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii)  Institutional Advisors III may be deemed to be the beneficial owner of 12,200,429 Common Shares (approximately 10.4% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of 12,200,429 Common Shares held for the account of Institutional Partners III.

Page 10 of 12 Pages

(ix)  Fund Management may be deemed to be the beneficial owner of 23,165,278  Common Shares (approximately 19.8% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(x)  Dr. Rachesky may be deemed to be the beneficial owner of 23,165,278 Common Shares (approximately 19.8% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management.

(b) (i)  Master Account may be deemed to have (x) the sole power to direct the disposition of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii)  Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii)  Advisors may be deemed to have (x) the sole power to direct the disposition of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv)  Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v)  Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi)  Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii)  Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii)  Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 12,200,429 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix)  Fund Management may be deemed to have (x) the sole power to direct the disposition of 23,165,278 Common Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 23,165,278 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

(x)  Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 23,165,278 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 23,165,278 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

Page 11 of 12 Pages

(c) There have been no transactions with respect to the Common Shares in the last 60 days by any of the Reporting Persons.

(d)(i)  The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii)  The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii)  The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv)  The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v)  The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.
The information set forth in Item 4 above and Exhibit 1 of Item 7 to the Statement are incorporated into this Item 6 by reference.
Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1	Letter Agreement, dated as of July 9, 2009 between the Issuer and Dr. Rachesky (incorporated by reference to Exhibit 10.65 to the Issuer’s Current Report on Form 8-K filed on July 10, 2009).

Page 12 of 12 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 13, 2009	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact